June 16, 2015

VIA EDGAR AND EMAIL
Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:    Forest City Enterprises, Inc.
Form 10-K, as amended
Filed on February 24, 2015
File No. 001 - 04372

Dear Mr. Woody:

Forest City Enterprises, Inc. (the “Company”) has received your letter dated June 9, 2015 regarding your comments to the above-referenced filing. We appreciate the Division’s review and are herein providing our responses to your comments. To facilitate your review, we have included the caption and comment from your letter immediately followed by our response.

Item 2. Properties

Development Pipeline, page 22

1.
In future Exchange Act periodic reports, please disclose the costs incurred as of the end of the reporting period with respect to your projects under construction and clarify whether leasing costs are included in the ‘Total Cost’ column.

We will revise future Exchange Act periodic reports on our Form 10-K to include disclosure of costs incurred as of the end of the reporting period with respect to projects under construction and we will clarify our disclosure of leasing costs, which are included in the ‘Total Cost’ column.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

FFO, page 47

2.
In arriving at FFO, you start with Net earnings (loss) attributable to Forest City Enterprises, Inc. As a result, it appears FFO is actually FFO attributable to Forest City Enterprises, Inc. In future periodic filings, please revise your caption to clarify that FFO is attributable to Forest City Enterprises, Inc. Additionally, please apply this comment to your disclosures of Operating FFO.

In future periodic filings we will revise our caption of FFO to clarify that FFO is attributable to Forest City Enterprises, Inc. and we will also apply this revision to our disclosure of Operating FFO.

Commercial Group, page 50

3.
We note that leases representing 8.23% of your contractual rent from retail leases are expiring in 2015. We further note your disclosure regarding the relationship between rents on leases that expired in the current reporting period and rents on executed renewals or new leases. In future Exchange Act periodic reports, please provide disclosure regarding the relationship between market rent and expiring rents.

We will revise future Exchange Act periodic reports on our Form 10-K to provide disclosure regarding the relationship between market rent and expiring rents by disclosing estimated market rents for retail and office leases scheduled to expire in the next 12 months using a calculation similar to “Average Contractual Rent per Square Foot Expiring” included in our Commercial Group Lease Expiration disclosure.

As requested in your letter, in connection with our response to your comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at 216-416-3318.

/s/ Charles D. Obert

Charles D. Obert
Senior Vice President - Chief Accounting Officer and Corporate Controller

cc: Sara von Althann, Jennifer Gowetski

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